

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Colin Deller
Chief Executive Officer
ClearSign Technologies Corporation
8023 East 63rd Place, Suite 101
Tulsa, OK 74133

> **Re: ClearSign Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed May 20, 2024**
> **File No. 333-279550**

Dear Colin Deller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Blake Baron, Esq.